UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ShiftPixy, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

82452L401
(CUSIP Number)

October 16, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

? Rule 13d-1(b)
? Rule 13d-1(c)
? Rule 13d-1(d)

 The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing
information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the
Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be
subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82452L401 Schedule 13G

1. Name of Reporting Persons / I.R.S. Identification
 Nos. Of Persons (Entities Only)

Ronald McDonald House Charities, Inc. / FEIN 36-2934689
2. Check the Appropriate Box if a Member of a Group (see instructions)

(a) ? (b) ?
3. SEC USE ONLY

4. Citizenship or Place of Organization

Illinois
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With: 5. Sole Voting Power

50,485
 6. Shared Voting Power

0
 7. Sole Dispositive Power

50,485
 8. Shared Dispositive Power

0
9. Aggregate Amount Beneficially Owned by Each Reporting Person

50,485
10. Check if the Aggregate Amount in Row (9) Excludes Certain
 Shares (see instructions)

11. Percent of Class Represented by Amount in Row 9

8.66%
12. Type of Reporting Person (see instructions)

OO

CUSIP No. 82452L401 Schedule 13G

Item 1.

(a) Name of Issuer:

ShiftPixy, Inc. (the Issuer)

(b) Address of Issuers Principal Executive Offices:

13450 W Sunrise Blvd, Suite 650, Sunrise, Florida

Item 2.

(a) Name of Person Filing:

Ronald McDonald House Charities, Inc. / FEIN 36-2934689

(b) Address of Principal Business Office, or if None, Residence:

110 N Carpenter St, Chicago, IL 60607

(c) Citizenship:

Illinois

(d) Title of Class of Securities:

Common Stock, par value $0.0001 per share (the Shares)

(e) CUSIP Number:

82452L401

CUSIP No. 82452L401 Schedule 13G

Item 3. If this statement is filed pursuant to Section 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  Insurance company as defined in section 3(a)(19) of the
  Act (15 U.S.C. 78c).

(d)  Investment company registered under section 8 of the Investment Company
  Act of 1940 (15 U.S.C 80a-8).

(e)  An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)  An employee benefit plan or endowment fund in accordance with
  Section 240.13d-1(b)(1)(ii)(F);

(g)  A parent holding company or control person in accordance with
  Section 240.13d-1(b)(1)(ii)(G);

(h)  A savings associations as defined in Section 3(b) of the Federal
  Deposit Insurance Act (12 U.S.C. 1813);

(i)  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of
  1940 (15 U.S.C. 80a-3);

(j)  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a) Amount beneficially owned:

50,485

(b) Percent of class:

8.66%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

50,485

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition:

50,485

(iv) Shared power to dispose or to direct the disposition:

0

CUSIP No. 82452L401 Schedule 13G

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2023

  By: Stacey Bifero
    Stacey Bifero
  Chief Financial Officer, RMHC Global